FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

CARDERO RESOURCE CORP. (the “Issuer”)
Suite 2300, 1177 West Hastings Street
Vancouver, B.C.
V6E 2K3

Item 2.	Date of Material Change

May 9, 2012

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is May 9, 2012. The press release was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange, Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports the commencement of the environmental assessment process with the accpetance of the project description by the federal and provincial government agencies.

Item 5.	Full Description of Material Change

The Issuer reports that the BC Environmental Assessment Office (“EAO”) and the Canadian Environmental Assessment Agency (“CEAA”) have both accepted the Carbon Creek Metallurgical Coal Project Description filed by Cardero Coal Ltd. and the EAO has issued a decision under Section 10 of the Environmental Assessment Act (BC) (“EAA”) to proceed with an Environmental Assessment (“EA”) of the Project.

The Project Description is the first formal document that an industrial proponent provides to provincial and federal agencies to officially commence the EA process. A Project Description has two important functions in the EA process, specifically: to determine the need for an EA, and the level of assessment required; and to promote efficient co- ordination among the proponent (Cardero Coal), regulatory agencies, stakeholders and First Nations.

Acceptance of the Project Description by the regulatory agencies is a critical first step in securing a permit to operate a mine and means that the Project has now entered the ‘Pre- Application’ phase of the EA process. The Project Description is made publicly available on the EAO’s e-PIC website (http://a100.gov.bc.ca/appsdata/epic/html/deploy/epic_home.html) as the background material supporting the decision under the EAA. The EAO subsequently distributes the Project Description to government agencies, local communities, and First Nations to enable them to determine their interest in participating in Project review and to initiate discussions on the scope and nature of the EA. The next stage in the EA process is for the EAO to issue an order under Section 11 of the EAA to establish the scope, procedures, and methods of the EA.

A Project Description provides a general overview of the following information:

•	Proponent Information – Corporation and Management team
•	General Background Information – Property and Proposed Project
•	Project Overview – Mining Methods, Facilities and Infrastructure
•	Proposed Development Schedule – Timeline for Mine Development
•	Land Use setting – Environment, including all Climate and Ecosystem components
•	Consultation and Engagement Activities – with Communities, First Nations, Government and Society
•	Projected Economic Inputs and Benefits – Costs, Revenues and Employment
•	Potential Effects – How Project May Impact the Local and Regional Environment
•	Permits and Approvals – Relevant Regulatory Permits, Authorizations and Review

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for any production from the Carbon Creek deposit, the potential for a production decision to be made at Carbon Creek, the potential commencement of any development of a mine at the Carbon Creek deposit following a production decision, the potential receipt of a permit to establish and operate a mine at Carbon Creek, the timing of the EA process and of any issuance of a permit thereunder, business and financing plans and business trends, are forward-looking statements. Information concerning mineral resource estimates and the preliminary economic analysis thereof may also be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered, and the results of mining it, if a mineral deposit were developed and mined. Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market for, and pricing of, any mineral products the Issuer may produce or plan to produce, significant increases in any of the machinery, equipment or supplies required to develop and operate a mine at Carbon Creek, a significant change in the availability or cost of the labor force required to operate a mine at Carbon Creek, significant increases in the cost of transportation for the Issuer’s products, the Issuer’s inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer’s 2012 Annual Information Form filed with certain securities commissions in Canada and the Issuer’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies. All of the Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Issuer's mineral properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Michael Hunter, President & CEO
Business Telephone No.: (604) 408-7488

Item 9.	Date of Report

May 10, 2012